Exhibit 99.1

TSX: GPR | NYSE American: GPL

NEWS RELEASE

GREAT PANTHER ANNOUNCES BOARD CHANGES

Vancouver, BC, December 28, 2021 – Great Panther Mining Limited (TSX:GPR; NYSE-A:GPL) (“Great Panther” or the “Company”), a growing gold and silver producer focused on the Americas, announces the resignation of David Garofalo as Director and Chair of the Board of Directors ( the “Board”), effective immediately, in order to focus on other business commitments. Alan Hair, independent director of Great Panther, has been appointed as the new Chair of the Company.

“On behalf of the Board, I would like to thank David for his leadership and service to the Company.” stated Rob Henderson, President & CEO of Great Panther. “I am pleased to welcome Alan Hair as our new Chair of the Board. He has served on the Board since April 2020 and will continue to provide valuable operations stewardship.”

Mr. Hair is a mineral engineer and senior executive with nearly 40 years of experience in the mining and metals industry. Mr. Hair is the former President and CEO, and previously COO, of Hudbay Minerals Inc. Mr. Hair holds a Bachelor of Science in Mineral Engineering from the University of Leeds and the ICD.D designation from the Institute of Corporate Directors. He is a Director of Bear Creek Mining Corporation and Gold Royalty Corp.

ABOUT GREAT PANTHER

Great Panther is a growing gold and silver producer focused on the Americas. The Company owns a diversified portfolio of assets in Brazil, Mexico and Peru that includes three operating gold and silver mines, an advanced development project and a large land package with district-scale potential. Great Panther is focused on creating long-term stakeholder value through safe and sustainable production, reinvesting into exploration and pursuing acquisition opportunities to complement its existing portfolio. Great Panther trades on the Toronto Stock Exchange trading under the symbol GPR, and on the NYSE American under the symbol GPL.

For more information, please contact:

Fiona Grant Leydier

Vice President, Investor Relations

T : +1 604 638 8956

TF : 1 888 355 1766

E : fgrant@greatpanther.com

W : www.greatpanther.com